Advanced Fuel Technologies Ltd.

999 18th Street

Suite 3000

Denver, CO 80202

(719) 399-3205

July 27, 2017

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Mr. Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Re:	Advanced Fuel Technologies Ltd. Offering Statement on Form 1-A Filed May 17, 2017
File No. 024-10700

Dear Mr. Ingram:

Thank you for your Comments in your letter of June 13, 2017. Please consider our responses below.

Part II
General

1.	In light your disclosure that you will use the proceeds of the offering to purchase the capital stock of Bio Lux, please provide your analysis as to why you are not required to register as an Investment Company under the Investment Company Act of 1940.

Advanced Fuel Technologies, Inc. (“AFT” or “issuer”) has changed our plan with Lux Bio since receipt of your Comments, cancelling the capital stock purchase and sale agreement and replacing it with an agreement licensing the “know how.” Please see our response to Comment 4. below.

2.	We are not able to locate the legend required by Rule 254(a) as required by Part II(a)(4) of Form 1-A. Please advise.

The Cover Page legend required by Rule 254(a) and Part II(a)(4) of Form 1-A is included in the issuer’s amended Form 1-A.

3.	Please include the legend on the cover page required by Part II(a)(5) of Form 1-A.

The Cover page legend required by Part II(a)(5) of Form 1-A is included in AFT’s amended Form 1-A.

Item 3. Summary and Risk Factors, page 2
Summary, page 2

4.	You indicated that you have a Memorandum of Understanding for the acquisition of Lux Biologics Ltd. under which you will purchase half of the common shares in Lux Biologics for $1.5 million with an option to purchase the other half of the issued and outstanding shares from its founder for $1.5 million, expiring at the end of April 2018. In accordance with Rule 8-04 of Regulation S-X, please tell us what consideration you gave to whether the financial statements of Lux Biologics Ltd should be included in your filing. Please provide us with a comprehensive analysis that specifically addresses (i) whether the acquired assets and assumed liabilities meet the definition of a business, (ii) the significance of the acquiree and (iii) whether the consummation of the business acquisition is probable or has recently occurred. Please also address the need for pro forma financial information pursuant to Rule 8-05 of Regulation S-X.

Securities and Exchange Commission

July 27, 2017

We have canceled the Memorandum of Understanding with Lux Bio (“MOU”) and will not longer be purchasing its common shares. We have replaced the MOU with a License Agreement, garnering use of the technological “know how” in this manner. The Summary, page 2, of our amended Form 1-A, includes an explanation of this contractual arrangement and the first Risk Factor addresses the License Agreement as well.

Risk Factors

We are an “emerging growth company”..., page 20

5.	Please disclose, if true, your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933.

Our intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 as been included within the cited Risk Factor.

Item 5. Plan of Distribution, page 29

6.	Please revise this section to include the disclosure in Item 5(e) of Form 1-A.

Inclusion of the disclosure in Item 5(e) of Form 1-A has been included in our revised Plan of Distribution.

Item 6. Estimated Use of Proceeds to Issuer, page 29

7.	Please include enhanced disclosure regarding how you will utilize the proceeds from this offering if you do not raise enough to purchase ownership in Bio Lux, or if you do not raise enough to open a manufacturing facility.

Enhanced disclosure of AFT’s plan to utilize offering proceeds if we do not raise enough funding to open a manufacturing facility is contained within our amended Use of Proceeds of the Issuer. Funding to purchase ownership in Bio Lux is no longer applicable given our entry in the License Agreement (and cancellation of the MOU).

Item 7. Description of Business, page 29

8.	Given that you intend to use the proceeds from this offering to acquire at least half of Bio Lux, please include a description of Bio Lux’s business.

Given our change from a MOU to purchase stock of Bio Lux to licensing the technology through the License Agreement, we believe the relevancy of Comment 8. no longer applies.

Item 10. Directors, Executive Officers and Significant Employees, page 39

9.	You have indicated that Ms. Albano is working full time for the company, however, on the subsequent page, you disclose that Ms. Albano is currently working for Banque Laurentienne du Canada and also for Le Groupe Investors of Montreal, Canada. Similarly, you indicate that Ms. Samson is full time and disclose that she is currently employed as a helicopter pilot for the Canadian Coastguard. Please reconcile this disclosure.

We have amended our disclosure in Item 10. regarding the roles of Ms. Albano and Ms. Samson, indicating that their employment with us is contingent upon raising sufficient operating capital.

Securities and Exchange Commission

July 27, 2017

Item 12. Security Ownership of Management and Certain Security Holders, page 41

10.	Please identify the other holders of your Convertible Preferred Class A. Your disclosure on page 20 indicates that three holders own the remaining 94.75% of this stock and therefore have substantial control. In addition, to the extent these holders are affiliated with Bio Lux, please include appropriate disclosure in Item 13.

We have provided the requested disclosure regarding the remaining Convertible Preferred Class A holders within our amended Item 12.

Signatures

11.	Please revise your signature page to conform with the signature instructions set forth in Form 1-A.

Signature page revision has been made in our amended Form 1-A.

Exhibit 6.1

12.	We note paragraph 4 of the MOU states that “LUX will endeavor to provide the INVESTOR with a draft of the Formal Agreements within ninety (90) days of the execution.” Given that the agreement was signed in August 2016, please provide us with a status update on the formal agreements to which you refer.

As stated, the MOU has been canceled and replaced by our Licensing Agreement with Bio Lux, Exhibit 6.1 to our amended Form 1-A.

Thank you for your comments and consideration of our responses herein and within our amended Form 1-A.

We are requesting qualification of our offering statement.

Please contact us if you have any questions or concerns.

Thank you!

Respectfully Submitted,

Advanced Fuel Technologies Ltd.

/s/ Mireille Samson

Mireille Samson

CEO